Exhibit 99.2

MADISON MINERALS INC.

INFORMATION CIRCULAR
(as at March 17, 2010, unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Madison Minerals Inc. (the “Company”) for use at the annual general meeting of the shareholders of the Company to be held on April 21, 2010 (the “Meeting”), at the time and place and for the purposes set out in the accompanying notice of meeting and at any adjournment thereof. The solicitation will be made by mail and may also be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company. The Company will bear the cost of this solicitation. The Company will not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy. Registered shareholders should deliver their completed proxies to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (by mail, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.

The persons named in the proxy are directors and officers of the Company and are proxyholders nominated by management. A shareholder has the right to appoint a person other than the nominees of management named in the enclosed instrument of proxy to represent the shareholder at the Meeting. To exercise this right, a shareholder must insert the name of its nominee in the blank space provided. A person appointed as a proxyholder need not be a shareholder of the Company.

A registered shareholder may revoke a proxy by:

(a)	signing a proxy with a later date and delivering it at the place and within the time noted above;

(b)

signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and delivering it to the offices of the Company, Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;

(c)	attending the Meeting or any adjournment thereof and registering with the scrutineer as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d)	in any other manner provided by law.

Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name. Shareholders holding their shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans or other persons (any one of which is herein referred to as an “Intermediary”) or otherwise not in their own name (such shareholders herein referred to as “Beneficial Shareholders”) should note that only proxies deposited by shareholders appearing on the records maintained by the Company’s transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting. If a shareholder’s shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are not registered in the shareholder’s name and that shareholder is a Beneficial Shareholder. Such shares are most likely registered in the name of the shareholder’s broker or an agent of that broker. In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms. Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the notice of meeting, this Information Circular and a request for voting instructions (a “VIF”), instead of a proxy (the notice of Meeting, Information Circular and VIF or proxy are collectively referred to as the “Meeting Materials”) directly to the NOBOs and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to OBOs.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on the Beneficial Shareholder’s behalf. For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own. A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered. Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered shareholders have the right to revoke a proxy. A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to shareholders in this Information Circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

The Meeting Materials are being sent to both registered and non-registered owners of the Company’s shares. If you are a Beneficial Shareholder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

If a shareholder specifies a choice with respect to any matter to be acted upon, the shares represented by proxy will be voted or withheld from voting by the proxy holder in accordance with those instructions on any ballot that may be called for. In the enclosed form of proxy, in the absence of any instructions in the proxy, it is intended that such shares will be voted by the proxyholder, if a nominee of management, in favour of the motions proposed to be made at the meeting as stated under the headings in the notice of meeting accompanying this Information Circular. If any amendments or variations to such matters, or any other matters, are properly brought before the Meeting, the proxyholder, if a nominee of management, will exercise its discretion and vote on such matters in accordance with its best judgment.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder other than the nominees of management named in the instrument of proxy with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting. To enable a proxyholder to exercise its discretionary authority a shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon. This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this Information Circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)	each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)	each proposed nominee for election as a director of the Company; and

(c)	each associate or affiliate of any of the foregoing.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of the Company consists of an unlimited number of common shares. On March 17, 2010 (the “Record Date”), the Company had 37,406,727 common shares outstanding. All common shares in the capital of the Company are of the same class and each carries the right to one vote. Only those shareholders of record on the Record Date are entitled to attend and vote at the Meeting.

To the knowledge of the directors and executive officers of the Company, as of the date of this Information Circular, there are no persons that beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the common shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders, unless a director resigns or is otherwise removed in accordance with the articles of the Company or the provisions of the Business Corporations Act (British Columbia). The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Information Circular. Management does not contemplate that any of the nominees will be unable to serve as a director. If any vacancies occur in the slate of nominees listed below before the Meeting, management will exercise discretion to vote the proxy for the election of any other person or persons as directors.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of meeting:

Name, province / state and country of residence and office held	Present principal occupation	Director since	Number of common shares beneficially owned or controlled or directed, directly or indirectly
VIVIAN L. DANIELSON British Columbia, Canada Director (1)	Director of Lund Gold Ltd.; journalist and author covering international mining and metals sector.	2008	15,000 shares
NELL M. DRAGOVAN British Columbia, Canada Director (1)	Director of public mining exploration companies.	2003	1,098,718 shares
CHET IDZISZEK British Columbia, Canada President, Chairman of the Board, Chief Executive Officer and Director	Geologist; President, CEO and Director of Oromin Explorations Ltd.	1993	1,222,928 shares
ROBERT SIBTHORPE British Columbia, Canada Director (1)	Consulting geologist.	1996	Nil shares
JAMES G. STEWART British Columbia, Canada Corporate Secretary and Director	Barrister and Solicitor	1997	278,929 shares (2)
(1)	Members of the audit committee.
(2)	277,429 shares are held indirectly in the name of J.G. Stewart Law Corporation Ltd., a private company controlled by James G. Stewart.

The above information, including information as to common shares beneficially owned, has been provided by the respective directors individually.

No proposed director of the Company:

(a)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)	was the subject:

(A)	of a cease trade order;

(B)	an order similar to a cease trade order; or

(C)	an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days,

while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to:

(A)	a cease trade order;

(B)	an order similar to a cease trade order; or

(C)	an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days,

after the proposed director was acting in the capacity as director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Interpretation

“Named executive officer” (“NEO”) means:

(a)	a Chief Executive Officer (“CEO”);

(b)	a Chief Financial Officer (“CFO”);

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The NEOs who are the subject of this Compensation Discussion and Analysis are Chet Idziszek, President, Chairman and Chief Executive Officer, and Ian Brown, Chief Financial Officer.

Compensation Program Objectives

The objectives of the Company’s executive compensation program are as follows:

•	to attract, retain and motivate talented executives who create and sustain the Company’s continued success;

•	to align the interests of the Company’s executives with the interests of the Company’s shareholders; and

•	to provide total compensation to executives that is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

Overall, the executive compensation program aims to design executive compensation packages that meet executive compensation packages for executives with similar talents, qualifications and responsibilities at companies with similar financial, operating and industrial characteristics. The Company is a mineral exploration company and will not be generating significant revenues from operations for a significant period of time. As a result, the use of traditional performance standards, such as corporate profitability, is not considered by the Company to be appropriate in the evaluation of the performance of the NEOs.

Purpose of the Compensation Program

The Company’s executive compensation program has been designed to reward executives for reinforcing the Company’s business objectives and values, for achieving the Company’s performance objectives and for their individual performances.

Elements of Compensation Program

The executive compensation program consists of a combination of base salary, performance bonus and stock option incentives. In most years there is an annual bonus paid in December in a uniform amount to each salaried staff member and officer reflecting achievement of overall corporate goals.

Purpose of Each Element of the Executive Compensation Program

The base salary of an NEO is intended to attract and retain executives by providing a reasonable amount of non-contingent remuneration.

In addition to a fixed base salary, each NEO is eligible to receive a performance-based bonus meant to motivate the NEO to achieve short-term goals. A modest annual bonus is granted, in a uniform amount, to all full-time employees if the Company has been generally successful in conducting exploration in a cost-effective manner, while incurring reasonable general and administrative expenses, and in raising the equity capital required from time to time to enable the Company to continue to possess adequate funding for those activities. Awards under this plan are made by way of cash payments only, which payment are made in December of each fiscal year.

Stock options are generally awarded to NEOs on an annual basis based on the Board’s assessment of the contribution of the NEO’s performance compared to the contribution of other option grant recipients. The granting of stock options upon hire aligns NEOs’ rewards with an increase in shareholder value over the long term. The use of stock options encourages and rewards performance by aligning an increase in each NEO’s compensation with increases in the Company’s performance and in the value of the shareholders’ investments.

Determination of the Amount of Each Element of the Executive Compensation Program

The Board has not established a Compensation Committee. The Board as a whole is responsible for reviewing the adequacy and form of compensation paid to the Company’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions. In fulfilling its responsibilities, the Board evaluates the performance of the chief executive officer and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations.

Base Salary

The base salary review of each NEO takes into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the NEO. Base salary is not evaluated against a formal “peer group”. The Board relies on the general experience of its members in setting base salary amounts.

Performance Bonuses

The Board oversees the operation of the Corporation’s bonus plan, which at the current stage of the Company’s development and operations is very simple. A modest annual bonus is granted, in a uniform amount, to all full-time employees if the Company has been generally successful in conducting exploration in a cost-effective manner, while incurring reasonable general and administrative expenses, and in raising the equity capital required from time to time to enable the Company to continue to possess adequate funding for those activities. The Board relies on the general experience of its members in evaluating if these criteria have been met.

Stock Options

The Company has established a formal plan (the “Stock Option Plan”) under which stock options are granted to directors, officers, employees and consultants as an incentive to serve the Company in attaining its goal of improved shareholder value. The Board determines which NEOs (and other persons) are entitled to participate in the Company’s Stock Option Plan; determines the number of options granted to such individuals; and determines the date on which each option is granted and the corresponding exercise price. The Board relies on the general experience of its members in allocating grants among recipients. For further information regarding the Stock Option Plan refer to “Particulars of Matters to be Acted On – Stock Option Plan”.

The Board makes these determinations subject to the provisions of the existing Stock Option Plan and, where applicable, the policies of the TSX Venture Exchange.

Previous grants of option-based awards are taken into account when considering new grants.

Link to Overall Compensation Objectives

Each element of the executive compensation program has been designed to meet one or more objectives of the overall program.

The fixed base salary of each NEO, combined with the granting of stock options, has been designed to provide total compensation which the Board believes is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

Summary Compensation Table

The following table presents information concerning all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, to NEOs by the Company and its subsidiaries for services in all capacities to the Company during the most recently completed financial year:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen-sation ($)	Total compen-sation ($)
					Annual incentive plans	Long-term incentive plans
Chet Idziszek, President, Chairman and CEO	2009	132,000	Nil	Nil	1,000	Nil	Nil	Nil	133,000
Ian Brown, CFO	2009	22,458	Nil	Nil	1,000	Nil	Nil	1,600	25,068

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the most recently completed financial year to the NEOs of the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Chet Idziszek, President, Chairman and CEO	80,000 350,000 100,000	$0.38 $1.10 $0.25	May 27, 2010 October 20, 2011 April 14, 2013	Nil Nil Nil	None None None	Nil Nil Nil
Ian Brown, CFO	200,000 50,000	$0.77 $0.25	April 27, 2012 April 14, 2013	Nil Nil	None None	Nil Nil

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

There were no option-based awards and share-based awards granted or which vested to the benefit of any NEO during the most recently completed financial year.

Pension Plan Benefits

The Company does not have a Defined Benefits Pension Plan, a Defined Contributions Pension Plan or a Deferred Compensation Plan.

Termination and Change of Control Benefits

During the most recently completed financial year there were no employment contracts, agreement, plans or arrangements for payments to an NEO, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities.

Director Compensation

Director Compensation Table

The following table sets forth information with respect to all amounts of compensation provided to the directors of the Company for the most recently completed financial year:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Vivian Danielson	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Nell Dragovan	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robert Sibthorpe	Nil	Nil	Nil	Nil	Nil	Nil	Nil
James G. Stewart[1]	Nil	Nil	Nil	Nil	Nil	55,260	55,260
Note 1: Mr. Stewart’s other compensation was for legal fees billed to the Company for legal services provided by him.

Share-Based Awards, Options-Based Awards and Non-Equity Incentive Plan Compensation

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the most recently completed financial year to the directors of the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Vivian Danielson	125,000	$0.25	April 14, 2013	Nil	Nil	N/A
Nell Dragovan	80,000 100,000 50,000	$0.38 $1.10 $0.25	May 27, 2010 October 20, 2011 April 14, 2013	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A
Robert Sibthorpe	80,000 100,000 50,000	$0.38 $1.10 $0.25	May 27, 2010 October 20, 2011 April 14, 2013	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A
James G. Stewart	80,000 125,000 50,000	$0.38 $1.10 $0.25	May 27, 2010 October 20, 2011 April 14, 2013	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

There were no option-based awards or share-based awards granted to or vested to the directors of the Company during the most recently completed financial year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The following table sets out, as of the end of the most recently completed financial year, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,237,616	$0.76	503,057
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,237,616	$0.76	503,057

CORPORATE GOVERNANCE

Board of Directors

The Board of Directors presently has five directors, two of whom are independent. The definition of independence used by the Company is that used by the Canadian Securities Administrators, which is set out in sections 1.4 and 1.5 of National Instrument 52-110 Audit Committees (“NI 52-110”). A director is independent if he or she has no direct or indirect material relationship to the Company. A “material relationship” is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of the director’s independent judgment. Certain types of relationships are by their very nature considered to be material relationships and are specified in sections 1.4 and 1.5 of NI 52-110.

Vivian Danielson and Robert Sibthorpe are considered to be independent directors. Chet Idziszek is not considered to be independent as he is an executive officer of the Company. James G. Stewart is not considered to be independent as he receives fees from the Company for legal services provided by him to the Company. Nell Dragovan is not considered to be independent as she is the spouse of Mr. Idziszek.

The Board believes that the principal objective of the Company is to generate economic returns with the goal of maximizing shareholder value, and that this is to be accomplished by the Board through its stewardship of the Company. In fulfilling its stewardship function, the Board’s responsibilities will include strategic planning, appointing and overseeing management, succession planning, risk identification and management, environmental oversight, communications with other parties and overseeing financial and corporate issues. Directors are involved in the supervision of management.

The Company has not developed written position descriptions for the Chair and the Chief Executive Officer. The Chair is not independent. Pursuant to the Business Corporations Act (British Columbia), directors must declare any interest in a material contract or transaction or a proposed material contract or transaction. Further, the independent members of the Board of Directors meet independently of management members when warranted. During the past financial year, the Board of Directors did not meet and, during such time, the independent directors determined that it was not necessary to meet without the non-independent members of the Board in attendance.

Other Directorships

The directors of the Company are also directors of the following other reporting issuers:

Current Director / Nominee	Other Directorships of other Reporting Issuers
Vivian L. Danielson	Lund Gold Ltd.
Nell M. Dragovan	Oromin Explorations Ltd.
Chet Idziszek	Lund Gold Ltd. Oromin Explorations Ltd.
Robert A. Sibthorpe	Klondex Mines Ltd. Oromin Explorations Ltd. TTM Resources Ltd.
James G. Stewart	Bayswater Uranium Corporation Kingsman Resources Ltd. Lund Gold Ltd. Oromin Explorations Ltd. Paget Minerals Corp. Salmon River Resources Ltd.

Orientation and Continuing Education

New directors of the Company are provided with a package of pertinent information about the Company which includes written information about the duties and obligations of directors, the business and operations of the Company and documents from recent board meetings. Specific details of the orientation of each new director are tailored to that director’s individual needs and areas of interest.

The Company also provides continuing education to directors by way of management presentations to ensure that their knowledge and understanding of the Company’s business remains current. The Company’s financial and legal advisers are also available to the Company’s directors.

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) which is intended to document the principles of conduct and ethics to be followed by the Company’s directors, officers and employees. The purpose of the Code is to

  Promote integrity and deter wrongdoing

  Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest.

  Promote avoidance or absence of conflicts of interest.

  Promote full, fair, accurate, timely and understandable disclosure in public communications made by the Company.

  Promote compliance with applicable governmental laws, rules and regulations.

  Promote and provide a mechanism for the prompt, internal reporting of departures from the Code.

  Promote accountability for adherence to the Code.

  Provide guidance to the Company’s directors, officers and employees to help them recognize and deal with ethical issues.

  To help foster a culture of integrity, honesty and accountability throughout the Company.

A copy of the Code is available from the Company’s offices. In the Board’s regular meetings, the Board considers the Company’s operations and business activities in light of the Code. The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.

Nomination of Directors

The Company does not have a formal process or committee for proposing new nominees for election to the Board of Directors. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Compensation

The Board has not established a Compensation Committee. The Board as a whole is responsible for reviewing the adequacy and form of compensation paid to the Company’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions. In fulfilling its responsibilities, the Board evaluates the performance of the chief executive officer and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations.

Other Board Committees

The Board has not established any committees other than the Audit Committee.

Assessments

There is no formal committee with the responsibility for assessing the effectiveness of the Board of Directors as whole. The Board as a group regularly reviews its performance and assesses the effectiveness of the Board as a whole.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

General

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Company’s financial statements and the independence and performance of the Company’s external auditor, acting as a liaison between the Board and the Company’s external auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board have established.

Audit Committee Charter

The Board has adopted an Audit Committee Charter, which sets out the Audit Committee’s mandate, organization, powers and responsibilities. The Audit Committee Charter is attached as Schedule “A” to this Information Circular.

Composition

As the shares of the Company are listed on the TSX Venture Exchange (the “Exchange”), it is categorized as a venture issuer. As a result, the Company is exempt from the requirements of Part 3 (Composition of the Audit Committee) of NI 52-110.

The Audit Committee consists of the following three (3) directors. Also indicated is whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent (1)	Financially Literate (2)
Vivian L. Danielson	Yes	Yes
Nell M. Dragovan	No	Yes
Robert A. Sibthorpe	Yes	Yes

(1) A member of the Audit Committee is independent if he or she has no direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment. An executive officer of the Company, such as the President, is deemed to have a material relationship with the Company.

(2) A member of the Audit Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

Vivian L. Danielson

Ms. Danielson, a director of the Company, is a journalist and author with more than 20 years of experience covering the international mining and metals sector. She worked as an editor for The Northern Miner from 1994 to 2001.

Nell M. Dragovan

Ms. Dragovan, a director of the Company, is a financier with a long, successful history of organising and financing junior resource companies in Canada. In 1980, she founded Corona Explorations which discovered the Hemlo gold deposits in Northern Ontario.

Robert A. Sibthorpe

Mr. Sibthorpe, a director of the Company, holds a B.Sc. in geology and an M.B.A. from the University of Toronto. He has worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996. He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001. Since 2001 he has worked as an independent mining consultant.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however, as provided for in NI 52-110 the Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by NI 52-110.

External Auditor Service Fees (By Category)

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees(3)	All Other Fees (4)
October 31, 2009	$45,000	Nil	$6,700	Nil
October 31, 2008	$38,000	Nil	$6,500	Nil

(1) The aggregate fees billed by the Company’s auditor for audit fees.
(2) The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column.

(3) The aggregate fees billed for professional services rendered by the Company’s auditor for tax compliance, tax advice and tax planning. These comprise fees for the preparation of tax and information returns to federal tax authorities in Canada and the USA.
(4) The aggregate fees billed for professional services other than those listed in the other three columns.

Exemption

Pursuant to section 6.1 of NI 52-110, the Company is exempt from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of NI 52-110 because it is a venture issuer.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company or any subsidiary thereof, has any indebtedness to the Company or any subsidiary thereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Unless otherwise disclosed herein, no informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, other than as disclosed by the Company during the course of the year or as disclosed herein.

APPOINTMENT OF AUDITOR

The management of the Company intends to nominate Davidson & Company LLP of Vancouver, British Columbia for appointment as auditors of the Company. Forms of proxy given pursuant to the solicitation of the management of the Company, will, on any poll, be voted as directed and, if there is no direction, be voted for the appointment of Davidson & Company LLP of Vancouver, British Columbia at a remuneration to be fixed by the directors. Davidson & Company LLP were first appointed auditors of the Company on October 30, 2003.

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan

The Company is required, under the policies of the Exchange, to adopt a stock option plan for the benefit of directors, officers, employees and consultants of the Company and to seek shareholder approval for the Stock Option Plan on an annual basis. A copy of the Stock Option Plan will be available at the Meeting.

Pursuant to the Stock Option Plan, the Company has authorized the reservation of up to 10% of the issued and outstanding common shares of the Company for the grant of options from time to time. As of the date of this Information Circular, the total number of options outstanding is 3,237,616. Of the total, 1,620,000 are granted to directors and senior officers of the Company.

Under the Stock Option Plan, the Board may from time to time grant to directors, senior officers, employees and consultants of the Company, as the Board shall designate, options to purchase from the Company such number of its common shares as the Board shall designate. Some of the significant terms of the Stock Option Plan are as follows:

1.

The Company must obtain disinterested shareholder approval if the plan, together any previous plans, could result at any time in the grant to Insiders (as defined in the Stock Option Plan), within a 12 month period, a number of options exceeding 10% of the issued shares of the Company.

2.

The total number of common shares to be reserved for issuance over the previous one year period for any optionee shall not exceed 5% of the issued common shares of the Company at the time of grant and the total number of common shares that may be reserved for issuance over the previous 12 month period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Company at the time of grant. In addition, the total number of common shares to be reserved for issuance over the previous 12 month period for any one consultant, shall not exceed 2% of the issued common shares of the Company at the time of grant.

3.

While the Company’s common shares are listed on the Exchange, the purchase price per common share for any option granted under the Stock Option Plan shall not be less than the market price of the Company’s common shares less any applicable discount in accordance with the policies of the Exchange.

4.	Options granted must expire not later than a maximum of five years from the date of the grant.

5.	Options will vest at the discretion of the board of directors.

6.	All options granted pursuant to the Stock Option Plan shall be non-assignable.

Accordingly, the shareholders will be asked at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED THAT, the Company’s Stock Option Plan (the “Plan”), as described in the Company’s Information Circular dated March 17, 2010, be approved and the Board of Directors of the Company be granted the discretion pursuant to the Plan to grant stock options to directors, officers, employees and consultants of the Company, as the Board of Directors of the Company sees fit. Such grants shall be made under the terms of the Plan and within the rules and policies of the TSX Venture Exchange which are in effect at the time of granting and the exercise of any options granted pursuant to such authorization is hereby approved.”

An ordinary resolution requires the approval of a simple majority (50% plus one vote) of the votes cast by those shareholders of the Company, who, being entitled to, vote in person or by proxy at a general meeting of the Company.

Management of the Company recommends that the shareholders vote in favour of the approval of the Stock Option Plan, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

OTHER MATTERS

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of meeting and other matters which may properly come before the Meeting or any adjournment.

ADDITIONAL INFORMATION

Additional information on the Company is available on the internet on SEDAR at www.sedar.com. Financial information is provided in the Company’s financial statements and management discussion and analysis which are available on SEDAR. The audited financial statements for the year ending October 31, 2009 together with the auditor’s report will be presented at the Meeting. You may request copies of the Company’s financial statements and management discussion and analysis by completing the request card included with this Information Circular, in accordance to the instructions therein.

DATED March 17, 2010.

BY THE MANAGEMENT OF
MADISON MINERALS INC.

“Chet Idziszek”
Chet Idziszek
President, Chairman and Chief Executive Officer

SCHEDULE A
AUDIT COMMITTEE CHARTER

General

Primary responsibility for the Corporation’s financial reporting obligations, information systems, financial information disclosure, risk management and internal controls is vested in management and overseen by the Board.

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Corporation’s financial statements and the independence and performance of the Corporation’s external auditor, acting as a liaison between the Board and the Corporation’s auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board have established.

Composition and Process

1.

The Audit Committee will be comprised of a minimum of three directors. All of the members of the Audit Committee will be independent, as that term is defined in National Instrument 52 – 110 Audit Committees, unless otherwise exempted by NI 52 - 110.

2.	Audit Committee members will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms, which are encouraged to ensure continuity of experience.

3.

All members of the Audit Committee will be financially literate, with financial literacy being the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

4.

The Chair of the Audit Committee will be appointed by the Board on an annual basis for a one- year term and may serve any number of consecutive terms. The Audit Committee Chair will arrange for an alternate chair if he or she is planning to be absent.

5.

The Audit Committee Chair will, in consultation with management, the external auditor and internal auditor (if any), establish the agenda for Audit Committee meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for review prior to the meeting. The external auditor will also receive notice of all meetings of the Audit Committee. The external auditor will be entitled to attend and speak at each meeting of the Audit Committee concerning the Corporation’s annual audited financial statements, and any other meeting at which the Audit Committee feels it is necessary or appropriate. The Audit Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.

6.

The Audit Committee will meet a minimum of four times per year, at least once per quarter, and may call special meetings as required. A quorum at meetings of the Audit Committee will be a majority of its members if comprised of an odd number of members and one half of its members if comprised of an even number of members. The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference call.

7.

At all meetings of the Audit Committee every question will be decided by a majority of the votes cast. In case of an equality of votes, the Audit Committee Chair will not be entitled to a casting vote.

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8.

The minutes of Audit Committee meetings will accurately record the decisions reached and will be distributed to Audit Committee members with copies to the Board, the CEO, the CFO and the external auditor.

9.	The CEO, CFO, any other director or any other person may attend and participate in meetings of the Audit Committee, if invited.

Authority

1.	The Audit Committee will have unrestricted access to the Corporation’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

2.	The Audit Committee will have direct communication channels with the external auditor and internal auditor (if any).

3.

The Audit Committee will have the authority to retain (or terminate) any outside counsel, advisors or consultants it determines necessary to assist it in discharging its functions, independently of the Board, Chair or CEO. The Audit Committee will be provided with the necessary funding to compensate any counsel, advisors or consultants it retains.

4.	The Audit Committee will enquire about potential claims, assessments and other contingent liabilities.

5.	The Audit Committee will periodically review with management depreciation and amortisation policies, loss provisions and other accounting policies for appropriateness and consistency.

6.

The Audit Committee will, through the Audit Committee Chair, report to the Board following each meeting on the major discussions and decisions made by the Audit Committee, and will report annually to the Board on the Audit Committee’s responsibilities and how it has discharged them.

Relationship with External Auditor

1.

The Audit Committee will establish effective communication processes with management and the external auditor so it can objectively monitor the quality and effectiveness of the external auditor’s relationship with the Audit Committee and management.

2.

The Audit Committee will review and discuss with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor and, if necessary, obtain a formal written statement from the external auditor setting forth all relationships between the external auditor and the Corporation.

3.	The Audit Committee will take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor.

4.	The Corporation’s external auditor must report directly to the Audit Committee.

5.	The Audit Committee must recommend to the Board:

(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and

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(b)	the compensation of the external auditor.

6.

Unless otherwise permitted by NI 52-110, the Audit Committee must pre-approve all non-audit services to be provided by the external auditor, together with estimated fees, and consider the impact, if any, on the independence of the external auditor. The Audit Committee may delegate to one or more of its independent members the authority to pre-approve non-audit services, but no such delegation may be made to management of the Corporation. The pre-approval of non-audit services by any independent member of the Audit Committee to whom such authority has been granted must be presented to the Audit Committee at its first scheduled meeting following such pre-approval. Non-audit services will include, without limitation, the following:

a)	Bookkeeping or other services related to the Corporation’s accounting records or financial statements.

b)	Financial information systems design and implementation.

c)	Appraisal or valuation services, fairness opinions or contributions-in-kind reports.

d)	Actuarial services.

e)	Internal audit outsourcing services.

f)	Management functions.

g)	Human resources.

h)	Broker or dealer, investment adviser or investment banking services.

i)	Legal services.

j)	Expert services unrelated to the audit, including tax planning and consulting.

7.

The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

8.	The Audit Committee will implement structures and procedures as it deems necessary to ensure that it meets with the external auditor on a regular basis independent of management.

Relationship with Internal Auditor (if such position exists)

1.	The Audit Committee will review:

a)	The internal auditor’s terms of reference.

b)	The plan and budget for preparation of the internal audit, including financial and operational activities.

c)	Material reports issued by the internal auditor and management’s response to those reports.

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2.

The Audit Committee will approve the reporting relationship of the internal auditor to ensure appropriate segregation of duties is maintained and the internal auditor has direct access to the Audit Committee.

3.	The Audit Committee will ensure the internal auditor’s involvement with financial reporting is co-ordinated with the activities of the external auditor.

4.	If no internal audit function exists, the audit committee will regularly review the need for such a function.

Accounting Systems, Internal Controls and Procedures

1.

The Audit Committee will obtain reasonable assurance from discussions with and/or reports from management and reports from the external auditor that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Corporation, its subsidiaries and affiliates. The Audit Committee will review and consider any recommendations made by the external auditor, together with management’s response, and the extent to which recommendations made by the external auditor have been implemented.

2.

The Audit Committee will ensure that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and will periodically assess the adequacy of those procedures.

3.

The Audit Committee will review and discuss with management and the external auditor the clarity and completeness of the Corporation’s financial and non-financial disclosures made pursuant to applicable continuous disclosure requirements.

4.

The Audit Committee will review and discuss with management and the external auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Corporation’s financial statements or accounting policies.

5.

The Audit Committee will review and discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.

6.	The Audit Committee will review with the external auditor the quality of the Corporation’s generally accepted accounting principles and direct the external auditor’s examinations to particular areas.

7.

The Audit Committee will discuss with management and the external auditor the Corporation’s underlying accounting policies and key estimates and judgments to ensure they are considered to be the most appropriate in the circumstances, within the range of acceptable options and alternatives.

8.

The Audit Committee will review the procedures of the internal and external auditors to ensure the combined evaluating and testing of the Corporation’s controls are comprehensive, well co- ordinated, cost effective and appropriate to relevant risks and business activities.

9.

The Audit Committee will review all control weaknesses and deviations identified by management, the internal auditor or the external auditor together with management’s response, andreview with the external auditor their opinion of the qualifications and performance of the key financial and accounting executives.

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10.

The Audit Committee will review and discuss with management and the external auditor any proposed changes in major accounting policies and the financial impact thereof, and will from time to time benchmark the Corporation’s accounting policies to those followed in its industry.

11.

The Audit Committee will review and discuss with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, which will include without limitation a review of:

(a)	The appetite for financial risk as set forth by management and the Board.

(b)	The Corporation’s policies for the management of significant financial risk.

(c)	Management’s assessment of the significant financial risks facing the Corporation.

(d)	Management’s plans, processes and programs to manage and control financial risk.

12.

The Audit Committee will establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

13.

The Audit Committee will review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

14.	The Audit Committee will review the Corporation's insurance policies, including directors' and officers' coverage, and make recommendations to the Board.

15.

The Audit Committee will establish a periodic review procedure to ensure that the external auditor complies with the Canadian Public Accountability Regime under National Instrument 52 - 108 Auditor Oversight.

Financial Disclosure Responsibilities

The Audit Committee will review and make recommendations on, prior to presentation to the Board for approval and the Corporation’s dissemination to the public, all material financial information required to be disclosed by securities regulations. In fulfilling this responsibility, the Audit Committee will, without limitation, review:

1.

The Corporation’s annual and quarterly financial statements (including those of any subsidiaries and affiliates of the Corporation), management discussion and analysis and news releases, disclosing financial results and any prospectus, annual information form, offering memorandum or other disclosure documents containing financial information extracted or derived from its financial statements.

2.

The Corporation’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

3.

Disclosures made to the Audit Committee by the Corporation’s CEO and CFO during their certification process of the Corporation’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls.

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Other Responsibilities

1.

Review with the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation and the manner in which these matters are being disclosed in the financial statements.

2.	Investigate fraud, illegal acts or conflicts of interest.

3.

Discuss selected issues with legal counsel, the external auditor or management, or conduct special reviews or other assignments from time to time as requested by the Board, or by management with the Board’s approval.

4.	Review loans made by the Corporation to its directors, officers, employees and consultants.

5.	The Audit Committee will review and assess its effectiveness, contribution and these Terms of Reference annually and recommend any proposed changes thereto to the Board.

Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

The Audit Committee will inform all employees, at least annually, of the Complaints Officer designated from time to time by the Audit Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

The Complaints Officer will keep any complaints or submissions received and the identity of employees making complaints or submissions confidential and only communicate same to the Audit Committee or the Chair of the Audit Committee.

The Complaints Officer will report to the Audit Committee as frequently as he or she deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Audit Committee called to approve interim and annual financial statements of the Corporation.

Upon receipt of a report from the Complaints Officer, the Audit Committee will discuss the report and take such steps as the Audit Committee may deem appropriate.

The Complaints Officer will retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.